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13011455

SEC Mail Processing Section
FEB 28 2013
Washington DC
401

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67681

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

OFFICIAL USE ONLY
FIRM I.D. NO.

NAME OF BROKER-DEALER: **DuPont Capital Management Marketing Corporation**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Righter Parkway, Suite 3200
(No. and Street)

Wilmington	**Delaware**	**19803**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John R. Macedo — **302-477-6076**
(Area Code -Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name –*if individual, state last, first, middle name*)

Two Commerce Square, Suite 1700, 2001 Market Street	**Philadelphia**	**PA**	**19103**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240. 17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **John R. Macedo**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **DuPont Capital Management Marketing Corporation**, as of **December 31,** 20 **12**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

EMILY ANN MAIER
Notary Public
STATE OF DELAWARE
My Commission Expires 03-08-2014

Signature

Financial and Operations Principal
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DuPont Capital Management Marketing Corporation

(a wholly-owned subsidiary of DuPont Capital Management Corporation)

Statement of Financial Condition

December 31, 2012

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DuPont Capital Management Marketing Corporation

(a wholly-owned subsidiary of DuPont Capital Management Corporation)
Statement of Financial Condition
December 31, 2012

Filed Pursuant To Rule 17a-5(e)(3) under the Securities Exchange Act 1934

DuPont Capital Management Marketing Corporation
(a wholly-owned subsidiary of DuPont Capital Management Corporation)
Index
December 31, 2012

Page(s)

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Independent Auditor's Report

To the Board of Directors and Stockholder of
DuPont Capital Management Marketing Corporation

We have audited the accompanying statement of financial condition of DuPont Capital Management Marketing Corporation (the "Company"), as of December 31, 2012.

Management's Responsibility for this Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of DuPont Capital Management Marketing Corporation at December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania
February 15, 2013

DupPont Capital Management Marketing Corporation
(a wholly-owned subsidiary of DuPont Capital Management Corporation)
Statement of Financial Condition
December 31, 2012

Assets		
Cash and cash equivalents	$	921,519
Other assets		28,241
Noncurrent deferred taxes (net of $102,000 valuation allowance)		-
Total Assets	$	949,760
Liabilities and Stockholder's Equity		
Liabilities		
Due to affiliates	$	388,543
Accrued expenses		24,538
Total Liabilities		413,081
Stockholder's Equity		
Common Stock, $.001 par value; 1,000 shares authorized, issued, and outstanding	$	1
Additional paid-in capital		1,301,999
Accumulated deficit		(765,321)
Total Stockholder's Equity		536,679
Total Liabilities and Stockholder's Equity	$	949,760

The accompanying notes are an integral part of this financial statement.

1. Organization and Basis of Presentation

DuPont Capital Management Marketing Corporation (the "Company") is an introducing broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was incorporated on June 25, 2007, in the State of Delaware as a wholly-owned subsidiary of DuPont Capital Management Corporation ("DCM"), an investment advisor registered with the SEC.

The Company was granted its SEC registration on September 14, 2007, effective with its approval for membership in a self-regulatory organization. The Company's FINRA membership became effective on December 10, 2007. In April 2011, FINRA granted the Company's application for continuance in membership to include mutual fund wholesaling and mutual fund retailing in addition to its private placement of private investment funds for which DCM serves as investment manager.

The Company's sole business is to provide mutual fund wholesaling, mutual fund retailing and private placement agent services to its parent company, DCM. During 2012, the Company completed sales of interests in a private investment fund and now earns revenues from both mutual fund wholesaling activities and private placements. DCM plans to maintain the Company's net capital until the Company's operations become viable and self-sustaining.

The Company's financial condition does not necessarily reflect what might have occurred had the Company operated independently of its parent company.

The accompanying financial statement has been prepared in conformity with accounting principles generally accepted in the United States.

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents
Cash and cash equivalents include an investment in a U.S. Treasury money market fund and a checking account with a cash management feature that invests excess cash overnight in a U.S. Government money market fund. Both funds are highly liquid.

Other Assets
Other assets represent deposits the Company has made to its FINRA daily account and fees paid to FINRA for the 2013 calendar year.

Due to Affiliates
Due to affiliates represents the Company's accrued liability for amounts due to DCM for wholesaling and private placement commissions and costs under an expense sharing agreement, partially offset by a receivable from DCM for amounts due the Company under revenue sharing and placement agency agreements and settlement of a prior year's tax benefit used by its ultimate parent company, E.I. du Pont de Nemours and Company ("DuPont Company") (see Note 3).

Income Taxes
The Company is included in the consolidated federal income tax return filed by the DuPont Company and it files a separate Delaware state income tax return. DuPont Company allocates current and deferred federal income tax expense/benefit according to the principles described in Accounting Standards Codification (ASC) 740 – Income Taxes. Current and deferred taxes receivable or payable are recognized as of the date of the financial statements, utilizing currently

enacted tax laws and rates. It is DuPont Company's practice to annually settle federal income tax accruals with its subsidiaries. In absence of DuPont Company's settlement practice, the Company potentially may not be able to realize tax benefits in whole or in part.

The Company has a noncurrent deferred tax asset for state income taxes as a result of net operating losses being carried forward. A valuation allowance has been recorded to fully offset this noncurrent deferred tax asset as it is not reasonably certain such benefit will be utilized. Net operating loss carryforwards begin expiring in the 2029 tax year.

As of December 31, 2012, the Company has a current federal tax liability of $527 included in Due to affiliates.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at December 31, 2012. Actual results could differ from those estimates.

3. Related Party Transactions

The Company is compensated for providing wholesaling services to DCM in accordance with a revenue sharing agreement. As of December 31, 2012, a receivable of $270,123 is included as a reduction of the amount in Due to affiliates.

Under the terms of a placement agent agreement, the Company can provide marketing services for certain DCM private equity funds in return for a percentage of DCM's revenues earned over the first 36 months of each fund's operation. As of December 31, 2012, a receivable of $21,750 is included as a reduction of the amount in Due to affiliates.

Under the terms of an expense sharing agreement, the Company reimbursed DCM for services provided on behalf of the Company, including direct and allocated expenses. In addition, the Company bears the cost of commissions payable to registered representatives in connection with wholesaling and selling interests in private placement funds for the first 36 months of each fund's operation. As of December 31, 2012, a liability of $716,840 is included in Due to affiliates (including accrued commissions payable).

Services provided under the expense sharing agreement include salaries and benefits for DCM employees to the extent they provide support to the Company; Systems Operations and Development; Telecommunications; Corporate Services including payroll, human resources and business continuity; Operating Supplies; Travel; Training; Publications; and Miscellaneous costs.

In November 2012, the Company's 2011 tax benefit was settled by the DuPont Company with DCM. As of December 31, 2012, a $35,700 receivable is included as a reduction of the amount in Due to affiliates (see Note 2).

4. Income Taxes

The Company is included in the consolidated federal income tax return filed by the DuPont Company and it files a separate Delaware state income tax return. The DuPont Company allocates current and deferred federal income tax expense/benefit according to the principles

described in ASC 740 – Income Taxes. Current and deferred taxes receivable or payable are recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. As of December 31, 2012, deferred tax assets are as follows:

Noncurrent Deferred Tax Assets:	
State tax loss carryforwards	$ 102,000
Valuation allowance	(102,000)
Net noncurrent deferred tax assets	$ -

The Company believes that all significant filing positions are highly certain and that, more likely than not, all of its significant income tax filing positions and deductions that are included in the DuPont Company consolidated tax returns would be sustained. The DuPont Company's taxable years 2004 to current remain subject to examination by the Internal Revenue Service.

5. Concentrations

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of money market funds, which are not federally insured.

6. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule under Rule 15c3-1 of the Securities Exchange Act of 1934. The Company computes its net capital requirement using the basic method of computation. Under this method, the Company's requirement may not be less than 6 2/3% of aggregate indebtedness or $5,000, whichever is greater. The regulations also require that the ratio of aggregate indebtedness to net capital not exceed 15 to 1. At December 31, 2012, the Company had net capital of $485,805 which was $458,266 in excess of its requirement of $27,539. The Company's net capital ratio was .85 to 1. The Company is exempt from reserve calculations under rule 15c3-3.

7. Fair Value of Financial Instruments

The following three levels of inputs may be used to measure fair value of the Company's financial instruments:

Level 1: Quoted prices in active markets for identical assets or liabilities.

Level 2: Observable inputs other than Level 1 prices.

Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The Company's Cash and Cash Equivalents include investments that are quoted daily. The Company's policy for determining the timing of transfers between Levels in the fair value hierarchy is the end of the reporting period. There were no transfers between Level 1 and Level 2 during the period. The fair value measurement at December 31, 2012, is summarized by the following levels:

	Level 1	Level 2	Level 3
Cash equivalents	$ 921,519	$ -	$ -

8. Contingencies

The Company is not aware of any contingencies, claims against it or guarantees that would likely result in liability.

9. Subsequent Events

Through February 15, 2013, the date the financial statements were available to be issued, no subsequent events or transactions had occurred that would have materially impacted the statement of financial condition at December 31, 2012.